New Lower Fees on Top-Rated Fund

Paradigm
Capital Management, Inc.

The Paradigm Value Fund (PVFAX) is a five-star small-cap value fund and one of the top performers in its asset class for five-year returns according to Morningstar. The net expense ratio of this fund has been lowered to 1.54% effective May 1, 2009 to help clients rebuild their portfolios using small-cap investing. Please see prospectus for details.

"We identify high-quality companies of all sizes that are trading at a discount to our assessment of their intrinsic value as businesses. The recent market downturn is presenting what we believe to be a singular opportunity to purchase well-positioned companies at extremely attractive valuations."

Jonathan Vyorst, Portfolio Manager

Consider the investment objectives, risks, charges, and expenses of each Paradigm Fund carefully before investing. The prospectus and the statement of additional information contain this and other information about the Funds and are available by calling 800-239-0732. Please read the prospectus and statement of additional information carefully before investing.

Paradigm
Capital Management, Inc.

For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of March 31, 2009, the number of funds in the Small Value category tracked by Morningstar was 349 for the 3 year period and Overall Ranking and 269 for the 5 year period. As of March 31, 2009, the Paradigm Value Fund did not have a 10-year rating. The number of funds in the Mid-Cap Blend category tracked by Morningstar was 558 for the 3 year period and Overall Ranking. The fund does not have a five-year or 10-year ranking.